UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

VASCULAR BIOGENICS LTD.

(Name of Issuer)

ORDINARY SHARES, NIS 0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

M 96883109

(CUSIP Number)

Thai Lee

70 Rainey Street

Austin, Texas 78701

(732) 868-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M 96883109	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thai Lee Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,869,308(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,869,308(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,869,308 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.66%
14	TYPE OF REPORTING PERSON (See Instructions) 00

(1) Includes 4,867,777 shares issuable upon exercise of pre-funded warrants held directly by the Reporting Person. The Reporting Person directly holds 7,400,000 pre-funded warrants, which warrants may not be exercised if such exercise would result in beneficial ownership of more than 19.99% of the Issuer’s ordinary shares by the Reporting Person and its affiliates.

CUSIP No. M 96883109	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thai Lee 2008 DE Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,814,262
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,814,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,814,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.06%
14	TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. M 96883109	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thai Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austin, Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER 13,829,570(1)(2)
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER 13,829,570(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,829,570(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 146,000 shares held in UTMA accounts for the Reporting Person’s child. The Reporting Person disclaims beneficial ownership of these shares.

(2) Includes 4,867,777 shares issuable upon exercise of pre-funded warrants held indirectly by the Reporting Person through the Thai Lee Family Trust, which directly holds 7,400,000 pre-funded warrants. The pre-funded warrants may not be exercised if such exercise would result in beneficial ownership of more than 19.99% of the Issuer’s ordinary shares by the Reporting Person and its affiliates.

CUSIP No. M 96883109	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D supplements and amends the statement on Schedule 13D of Thai Lee (“Lee”) and the Thai Lee Family Trust (“Family Trust”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2016, and amended by Amendment Nos. 1, 2, 3, and 4 thereto, filed with the SEC on each of September 20, 2016, September 18, 2017, February 21, 2018, and May 26, 2020 respectively (together, as so amended, the “Schedule 13D”). Except as otherwise specified in this Amendment No. 5, all items in the Schedule 13D remain unchanged. All capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

The Reporting Persons are filing this Amendment No. 5 to report (a) the April 13, 2021 acquisition by the Family Trust in an underwritten public offering of an aggregate of 7,400,000 pre-funded warrants at a purchase price of $1.89 per pre-funded warrant, (b) the May 12, 2021 sale by Lee of 2,814,262 Ordinary Shares to the Thai Lee 2008 DE Trust (“DE Trust”) at $1.94 per Ordinary Share (the closing price per share on the Nasdaq Global Market), and (c) the November 9, 2021 exercise in full by the Family Trust of warrants to purchase 1,904,762 Ordinary Shares at $1.45 per Ordinary Share.

Item 2.	Identity and Background

The response to Item 2 in the Schedule 13D is hereby amended and restated in its entirety to read:

(a)	This Schedule 13D is filed on behalf of Thai Lee Family Trust (the “Family Trust”), the Thai Lee 2008 DE Trust (the “DE Trust”) and Thai Lee (“Lee” and, collectively with the Family Trust and the DE Trust, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 70 Rainey Street, Austin, Texas 78701.

(c)	The Family Trust is a trust formed under the laws of the State of New Jersey and maintains an address at 290 Davidson Avenue, Somerset, New Jersey 08873. The DE Trust is a trust formed under the laws of the State of Delaware and maintains an address at 290 Davidson Avenue, Somerset, New Jersey 08873. Lee is co-trustee of the Family Trust and of the DE Trust.

(d)	During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Lee is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 in the Schedule 13D is hereby amended to add the following after the last paragraph:

The Reporting Persons are filing this Amendment No. 5 to report (a) the April 13, 2021 acquisition by the Family Trust in an underwritten public offering of an aggregate of 7,400,000 pre-funded warrants at a purchase price of $1.89 per pre-funded warrant, (b) the May 12, 2021 sale by Lee of 2,814,262 Ordinary Shares of the Issuer to the DE Trust at the then effective market price of $1.94 per Ordinary Share, and (c) the November 9, 2021 exercise in full by the Family Trust of warrants to purchase 1,904,762 Ordinary Shares at $1.45 per Ordinary Share. These purchases were funded by the funds in the DE Trust and the Family Trust, as the case may be available for investment.

CUSIP No. M 96883109	SCHEDULE 13D	Page 6 of 7 Pages

Item 4.	Purposes of Transactions

Item 4 of the Schedule 13D is hereby amended to amend and restate the last paragraph as follows:

On April 13, 2021, the Family Trust acquired pre-funded warrants to acquire 7,400,000 Ordinary Shares in the Issuer’s underwritten public offering at price of $1.89 per pre-funded warrant. The pre-funded warrants have a nominal exercise price of $0.01 per share, no expiration date, and provide that such pre-funded warrants may not be exercised if such exercise would result in beneficial ownership of more than 19.99% of the Ordinary Shares.

On May 12, 2021, Lee sold 2,814,262 Ordinary Shares to the DE Trust at a price of $1.94 per Ordinary Share, which was the closing price on the Nasdaq Global Market on such date.

On November 9, 2021, the Family Trust exercised in full its warrants to purchase 1,904,762 Ordinary Shares at $1.45 per Ordinary Share.

The Reporting Persons have not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act, as amended or (j) any action similar to those enumerated above; however, the Reporting Persons at any time and from time to time, may acquire additional securities or dispose of any or all of the securities owned by them depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read:

(a) The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D (Amendment No. 5) is as follows:

(i) Family Trust: 10,869,308 shares, or approximately 14.66% of the class of securities identified in Item 1, which includes 4,867,777 shares issuable upon exercise of pre-funded warrants held directly by the Family Trust;

(ii) DE Trust: 2,814,262 shares, or approximately 4.06% of the class of securities identified in Item 1;

(iii) Lee: 14,829,570 shares, or approximately 19.99% of the class of securities identified in Item 1, which includes (1) 146,000 shares held in UTMA accounts for Lee's child, for which Lee disclaims beneficial ownership, and (2) 4,867,777 shares issuable upon exercise of pre-funded warrants held indirectly by Lee through the Family Trust;

in each case, based on 69,298,616 Ordinary Shares outstanding as of November 15, 2021, based on information provided to the Reporting Persons by the Issuer and after taking into account the exercise in full of the warrants as reported herein.

(b) The number of Ordinary Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in Items 7 to 10 of pages 2-4 of this Schedule 13D (Amendment No. 5) and such information is incorporated herein by reference.

(c) On November 9, 2021, the Family Trust exercised in full its warrants to purchase 1,904,762 Ordinary Shares at $1.45 per Ordinary Share.

(d) Not applicable.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety to read:

No.	Exhibit
1.	Joint Filing Agreement dated November 15, 2021.
2.	Securities Account Control Agreement dated as of May 4, 2015 among The Keffi Group VI LLC, Thai Lee, Thai Lee Family Trust and JPMorgan Chase Bank, N.A. (Incorporated by reference herein to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on August 25, 2016).
3.	Form of Securities Purchase Agreement dated as of May 11, 2020 (Incorporated by reference herein to Exhibit 10.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 12, 2020).
4.	Form of Warrant (Incorporated by reference herein to Exhibit 4.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on May 12, 2020.
5.	Form of Pre-Funded Warrant to Purchase Ordinary Shares (Incorporated by reference herein to Exhibit 4.1 to Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 12, 2021.

CUSIP No. M 96883109	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2021

Thai Lee Family Trust

By:	/s/ Thai Lee
Name:	Thai Lee
Title:	Trustee

Thai Lee 2008 DE Trust

By:	/s/ Thai Lee
Name:	Thai Lee
Title:	Trustee

Thai Lee

/s/ Thai Lee
Thai Lee